Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Clayton Williams Energy, Inc.:

We consent to the use of our reports dated March 11, 2005, with respect to the consolidated balance sheets of Clayton Williams Energy, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference, and to the reference to our firm under the heading of “Experts” in the registration statement.  Our report refers to a change in accounting for abandonment obligations as of January 1, 2003.

KPMG LLP
Dallas, Texas
September 1, 2005